UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q3 2026 Results Release
2.	Supplement to Third Quarter 2026 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS THIRD QUARTER 2026 RESULTS

STRONGER PORTFOLIO, FUNDING IN PLACE

WIDER DIFFERENTIALS PRESSURE THIRD QUARTER MARGINS

Bogota, Colombia – November 3, 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, reports its consolidated financial results for the three-month period ended September 30, 2026 (“Third Quarter” or “3Q2026”). A conference call to discuss these results will be held on November 4, 2026, at 8:00 am (Eastern Standard Time).

During 3Q2026, GeoPark delivered stable production from its Colombian assets and accelerated production growth in Vaca Muerta, Argentina. The Company also announced its strategic entry into Venezuela through the Bare Block, a large-scale heavy oil redevelopment opportunity in the Orinoco Oil Belt. Financial performance was primarily impacted by wider crude oil differentials and higher operating costs. Following quarter-end, GeoPark strengthened its growth platform through the award of the Corralera Noreste Block in Argentina and secured long-term funding through a $550 million senior notes issuance to enhance its financial profile and support its Vaca Muerta investment program. Full-year 2026 results are expected to remain within market guidance, supported by increasing production volumes in Argentina and Colombia and optimizing fourth-quarter hedge positions to mitigate the impact of weaker crude oil differentials.

All figures are expressed in US Dollars and comparisons refer to 2Q2026, except when specified.

THIRD QUARTER 2026 FINANCIAL SUMMARY

Brent prices averaged $91.4/bbl during the quarter, compared to $96.9/bbl in 2Q2026. Significantly wider crude oil differentials further pressured GeoPark’s realized pricing. In Colombia, the Vasconia differential widened to a discount of $6.67/bbl from $1.43/bbl, while in Argentina, the Medanito differential deteriorated to a discount of $3.50/bbl from a premium of $1.79/bbl. Combined realized prices, including the impact of existing commodity risk management contracts, fell to $56.2/boe in 3Q2026, compared to $67.2/boe.

Production from Colombia and Argentina averaged 27,973 boepd, up 3% compared to 2Q2026, supported by stable production in Colombia and a 51% increase in Argentina. Nonetheless, sales volumes1 decreased by 4% compared to 2Q2026, reflecting the absence of incremental pipeline inventory sales recorded in the previous quarter. Altogether, revenue decreased by 19% to $116.2 million in 3Q2026.

Capital expenditures totaled $72.2 million, one of GeoPark’s highest quarterly investment levels in recent years, bringing investment over the past two quarters to $148.6 million. The Vaca Muerta program is progressing ahead of the original development schedule, bringing forward investment and expected production growth. ROACE as of 3Q2026 stands at 17%.

Adjusted EBITDA2 totaled $45.8 million (39% margin), down 37%. The decrease primarily reflected lower realized oil prices and higher operating costs, which increased to $20.7 per produced boe from $17.9 per

1 Sales volumes expressed in barrels of oil equivalent per day.

2 For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

3 Approximately 85% of the Company's operating cost base is denominated in local currencies, as previously disclosed.

produced boe, mainly driven by higher energy costs, increased well intervention activities and the appreciation of the Colombian and Argentine currencies3. These factors were partially offset by higher production and a lower negative impact from commodity risk management contracts. LTM Adjusted EBITDA4 is $236.5 million.

GeoPark continues to manage its hedging portfolio to protect downside exposure and support cash flow predictability. In 3Q2026, revenue reflected a $36.4 million loss from commodity risk management contracts, compared to a $41.2 million loss, as Brent prices remained above the contracted price ceilings. The Company continues to optimize its hedging portfolio, including the rollover of 6,000 bopd of existing 4Q2026 hedges into a 2028 position, while replacing the original 4Q2026 hedges with zero-cost collars at improved price levels. As a result, the hedge position is 25,000 boepd in 4Q2026, with average floors of $69 per boe and price ceilings of $79 per boe.

GeoPark generated $16.3 million of cash flow from operating activities during the quarter, compared to $108.4 million in 2Q2026, reflecting lower operating profitability and working capital movements, primarily driven by higher accounts receivable in Argentina, increased inventories in Colombia and other advances and receivables. Free cash flow before debt service stood at negative $55.5 million. The shift to negative free cash flow in 3Q2026 is consistent with the anticipated investment phase of GeoPark’s Vaca Muerta development. The dividend suspension announced in October 2025, effective with the 3Q2026 results, was designed to preserve cash through this phase.

Notwithstanding the above, cash and cash equivalents stood at $253.4 million at the end of 3Q2026, compared to $316.3 million in 2Q2026. Net debt stood at $386.6 million, with a net leverage ratio of 1.6x, compared to $317.8 million and 1.2x, respectively, at the end of 2Q2026.

Operating profit stood at $11.6 million in 3Q2026, compared to $40.8 million. Net income for the quarter totaled $6.6 million, including a $12.4 million income tax benefit, primarily resulting from deferred income tax adjustments in Argentina.

Funding and Strategic Progress

Subsequent to quarter-end, GeoPark completed a $550 million offering of 9.500% senior notes due 2033, strengthening its debt maturity profile and financial flexibility. As part of the transaction, approximately $266.8 million, representing 60% of the outstanding 2030 Notes were repurchased, while the proceeds also supported the redemption of the 2027 Notes. The transaction reduces near-term refinancing risk and funds a substantial portion of the Company’s planned 2027 investment program in Vaca Muerta.

During 3Q2026, GeoPark announced its strategic entry into Venezuela through the Bare Block, a large-scale heavy oil redevelopment opportunity in the Orinoco Oil Belt. On November 2, 2026, the Company completed the transaction, with the 25-year Production Participation Contract (“CPP”) becoming effective following the fulfillment of all required contractual and regulatory milestones. GeoPark is now advancing preparations to assume operational control before year-end 2026, with initial activities focused on well reactivations, production stabilization and infrastructure rehabilitation.

In October 2026, GeoPark was awarded the Corralera Noreste Block in northern Vaca Muerta, Argentina, adding approximately 26,900 gross acres (24,200 acres net to GeoPark’s 90% working interest). Based on its current technical assessment, the block has approximately 200 mmboe of unrisked gross resource potential and potential gross peak production of 40,000–50,000 boepd, subject to successful appraisal and development. GeoPark will pursue a phased de-risking strategy, with further investments subject to technical performance and investment criteria, while initial commitments are expected to be funded with available cash.

CEO Comment

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Our third-quarter results reflect the ongoing portfolio transition from harvesting cash from mature assets to disciplined investment in transformational long-term

4 For reconciliations, see “Reconciliation of LTM Adjusted EBITDA” table below.

growth. While key strategic milestones were achieved through the signing of the Bare agreement in Venezuela and the acquisition of new acreage in Argentina, wider crude oil differentials and higher operating costs are challenging current margins, reinforcing our focus on efficiency, proactive balance sheet management, and disciplined capital allocation. With the recent refinancing of our debt underpinning our development plans, our priority is to excel in execution, converting investment into production and cash flow growth while preserving financial strength.”

Supplementary information is available at the following link:

https://ir.geo-park.com/3Q26-SupplementaryRelease

THIRD QUARTER 2026 HIGHLIGHTS

Oil and Gas Production and Operations

●	3Q2026 consolidated average oil and gas production of 27,973 boepd[5]
●	Colombia production broadly stable at 25,865 boepd, with Argentina production increasing 50.6% quarter over quarter to 2,108 boepd
●	Eight wells drilled and completed in Colombia and five wells fractured and brought onstream in Vaca Muerta
●	Milano 1X exploration discovery in the CPO-5 Block, with production testing initiated during September

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $116.2 million, compared to $143.3 million in 2Q2026
●	Adjusted EBITDA of $45.8 million, compared to $73.1 million in 2Q2026, with a 39% margin
●	Nine-month Adjusted EBITDA of $190.2 million
●	Operating profit of $11.6 million, compared to $40.8 million in 2Q2026
●	Net profit of $6.6 million, compared to $14.0 million in 2Q2026, including a $12.4 million income tax benefit primarily related to deferred taxes in Argentina

Cost Structure and Capital Efficiency

●	Operating costs of $20.7 per produced boe in 3Q2026, reflecting higher electricity expenses, adverse local currency movements and increased well intervention activities
●	Capital expenditures of $72.2 million: $41.8 million in Colombia and $30.4 million in Argentina
●	Last twelve-month Return on Average Capital Employed (ROACE) of 17%
●	Financial electricity hedges in place covering 10MW through 4Q2026

Balance Sheet and Liquidity

●	Cash and cash equivalents of $253.4 million as of September 30, 2026
●	Net debt of $386.6 million and last-twelve-month net leverage of 1.6x
●	Cash flow from operating activities of $16.3 million during 3Q2026
●	$550 million issuance of 9.500% senior notes due 2033, extending the Company’s debt maturity profile and supporting the funding of its Vaca Muerta development program

$266.8 million, representing 60% of the outstanding 2030 Notes, tendered

●	$94.7 million, representing 100% of the outstanding 2027 Notes, fully redeemed

Hedging and Risk Management

●	Commodity risk management contracts resulted in a $36.4 million loss recognized in 3Q2026 revenue, compared to a $41.2 million loss in 2Q2026
●	For 2027, approximately 22,500 bopd of expected production has been hedged on a full-year basis, through a combination of 3-way collars and zero cost collars, securing average strikes of $70.0/$50.0/$78.9 per boe

5 Reported in the 3Q2026 Operational Update.

●	For 2028, approximately 23,650 bopd of expected production has been hedged on a full-year basis, through a combination of zero cost collars and swaps with improved protection levels, securing floors of $70.8 per boe and ceilings of $80.0 per boe

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	3Q2026	2Q2026	3Q2025	9M2026	9M2025
Oil production[a] (bopd)	27,856	27,162	27,149	27,389	27,751
Gas production (mcfpd)	705	654	5,920	667	2,658
Average net production (boepd)	27,973	27,271	28,136	27,500	28,194
Brent oil price ($ per bbl)	91.4	96.9	68.1	88.7	69.9
Combined realized price[b] ($ per boe)	56.2	67.2	57.1	61.3	59.1
⁻ Oil[c] ($ per bbl)	76.5	89.5	60.6	77.8	61.2
⁻ Gas ($ per mcf)	—	0.8	4.1	1.2	4.3
⁻ Commodity risk management contracts ($ per bbl)	(17.6)	(19.3)	0.7	(13.9)	1.0
Sale of crude oil ($ million)	152.6	184.5	120.6	475.7	371.9
Sale of purchased crude oil ($ million)	—	—	—	—	0.4
Sale of gas ($ million)	—	0.0	3.0	0.0	3.7
Commodity risk management contracts ($ million)	(36.4)	(41.2)	1.5	(87.9)	6.1
Revenue ($ million)	116.2	143.3	125.1	387.9	382.2
Production & operating costs[d] ($ million)	(57.5)	(53.1)	(33.3)	(148.2)	(101.3)
G&G, G&Ae ($ million)	(10.4)	(12.5)	(12.1)	(33.4)	(35.7)
Selling expenses ($ million)	(4.2)	(4.4)	(7.2)	(17.4)	(12.4)
Operating profit ($ million)	11.6	40.8	32.4	110.5	89.9
Adjusted EBITDA ($ million)	45.8	73.1	71.4	190.2	230.9
Adjusted EBITDA ($ per boe)	22.2	34.3	32.6	30.1	35.7
Net (loss) profit ($ million)	6.6	14.0	15.9	40.8	18.6
Capital expenditures ($ million)	72.2	76.4	17.5	171.0	64.1
Cash and cash equivalents ($ million)	253.4	316.3	197.0	253.4	197.0
Short-term financial debt ($ million)	199.2	192.5	8.0	199.2	8.0
Long-term financial debt ($ million)	440.8	441.6	562.4	440.8	562.4
Net debt ($ million)	386.6	317.8	373.4	386.6	373.4
Dividends paid ($ per share)	0.023	0.023	0.147	0.076	0.441
Shares repurchased (million shares)	—	—	—	—	—
Basic shares – at period end (million shares)	64,931	64,896	51,664	64,931	51,664
Weighted average basic shares (million shares)	64,930	64,776	51,609	61,799	51,474

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,898 bopd, 5,457 bopd, and 4,612 bopd in 3Q2026, 2Q2026 and 3Q2025, respectively. No royalties were paid in kind in other countries.
b)	After the effect of earn-out to ex-owners of certain blocks.
c)	Before the effect of earn-out to ex-owners of certain blocks.
d)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
e)	G&A and G&G expenses include non-cash, share-based payments for $1.9 million, $1.2 million, and $0.7 million in 3Q2026, 2Q2026 and 3Q2025, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period are available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

9M2026 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	188.2	7.8	(0.1)	(0.8)	(4.9)	190.2
Depreciation	(77.3)	(8.2)	—	—	—	(85.5)
Write-offs	(3.8)	—	—	—	—	(3.8)
Impairment	—	—	—	—	—	—
Share based payment	(1.6)	(0.3)	—	(0.0)	(3.6)	(5.5)
Lease Accounting - IFRS 16	3.4	0.0	—	—	—	3.5
Others	(3.2)	(1.4)	0.1	0.2	15.8	11.6
OPERATING PROFIT (LOSS)	105.9	(2.1)	0.1	(0.6)	7.3	110.5
Financial costs, net						(48.5)
Foreign exchange charges, net						(2.9)
PROFIT BEFORE INCOME TAX						59.1

9M2025 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	232.2	(3.2)	6.8	(1.1)	(3.8)	230.9
Depreciation	(84.6)	—	(4.8)	(0.2)	—	(89.7)
Write-offs	(13.4)	—	—	—	—	(13.4)
Impairment	—	—	(31.0)	—	—	(31.0)
Share based payment	(0.6)	(0.1)	(0.0)	(0.0)	(2.6)	(3.3)
Lease Accounting - IFRS 16	3.8	—	0.0	0.7	—	4.5
Others	(2.0)	(1.5)	(0.3)	(0.8)	(3.4)	(8.0)
OPERATING PROFIT (LOSS)	135.3	(4.8)	(29.3)	(1.4)	(9.9)	89.9
Financial costs, net						(42.5)
Foreign exchange charges, net						(4.8)
PROFIT BEFORE INCOME TAX						42.6

RECONCILIATION OF LTM ADJUSTED EBITDA

	4Q2025					9M2026	LTM
(In millions of $)	Colombia	Argentina	Other	Corporate	Total (A)	Total (B)	Total (A)+(B)
Adjusted EBITDA	47.9	(1.2)	1.1	(1.5)	46.3	190.2	236.5
Depreciation	(25.4)	(2.1)	—	—	(27.5)	(85.5)	(113.0)
Write-offs	—	—	—	—	—	(3.8)	(3.8)
Impairment	—	—	—	—	—	—	—
Share based payment	(0.2)	—	—	(1.0)	(1.2)	(5.5)	(6.7)
Lease Accounting - IFRS 16	1.3	—	—	—	1.3	3.5	4.8
Others	(5.1)	(0.1)	5.2	1.7	1.7	11.6	13.3
OPERATING PROFIT (LOSS)	18.4	(3.4)	6.3	(0.8)	20.5	110.5	131.0
Financial costs, net					(12.1)	(48.5)	(60.6)
Foreign exchange charges, net					(2.5)	(2.9)	(5.4)
PROFIT BEFORE INCOME TAX					6.0	59.1	65.1

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Wednesday, November 4, 2026, at 8:00 am (Eastern Standard Time) to discuss the 3Q2026 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/940669489

Interested parties may participate in the conference call by dialing the numbers provided below

United States Participants: +1 585-542-9983

Global Dial-In Numbers:

https://help.events.q4inc.com/eahc/international-dial-in-numbers

Passcode: 940669489

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

2033 Notes	9.500% Senior Notes due 2033

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative expenses

G&G	Geological & geophysical expenses

Mcfpd	Thousand cubic feet per day

LTM	Last Twelve Months

Net Debt	Current and non-current borrowings less cash and cash equivalents

ROACE

ROACE is defined as last twelve-month operating profit divided by average capital employed. Capital employed is calculated as total assets minus current liabilities and adjusted for excess cash. Excess cash corresponds to the portion of cash and cash equivalents that exceeds the amount required to cover current liabilities with current assets.

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production, investment program, drilling operations, returns-based growth and sustainable value creation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within its industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of its operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO THIRD QUARTER 2026 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s Third Quarter 2026 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 3Q2026 was 27,973 boepd, down 1% compared to 3Q2025. Oil represented 99.6% and 96.5% of total reported production in 3Q2026 and in 3Q2025, respectively.

For further details, please refer to the 3Q2026 Operational Update published on October 15, 2026.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 3Q2026 totaled 22,476 boepd, down by 6% compared to 3Q2025.

Reference and Realized Oil Prices: Brent crude oil prices averaged $91.4/bbl during 3Q2026, and the consolidated realized oil sales price (before earn-out to ex-owners of certain blocks and hedge result) increased by 26% to $76.5/bbl in 3Q2026, compared to 3Q2025.

A breakdown of reference and net realized oil prices in relevant countries in 3Q2026 and 3Q2025 is shown in the tables below:

3Q2026 - Realized Oil Prices	Colombia	Argentina
($ per bbl)
Brent oil price (*)	91.4	96.8
Local marker differential	(6.8)	(3.5)
Commercial, transportation discounts & other	(8.1)	(16.8)
Realized oil price	76.5	76.5
Weight on oil sales mix	91%	9%

3Q2025 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	68.1	68.1
Local marker differential	(1.4)	(6.4)
Commercial, transportation discounts & other	(6.1)	—
Realized oil price	60.6	61.7
Weight on oil sales mix	96%	4%

(*)	Corresponds to the weighted average of ICE Brent sale price.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 7% to $116.2 million in 3Q2026, compared to $125.1 million in 3Q2025, mainly reflecting higher realized losses on commodity risk management contracts, partially offset by higher realized oil prices.

Sales of crude oil: Consolidated oil revenue increased by 27% compared to 3Q2025, reaching $152.6 million in 3Q2026, mainly due to a 26% increase in realized oil prices. Oil revenue was 100% and 96% of total revenue in 3Q2026 and 3Q2025, respectively.

The table below provides a breakdown of crude oil revenue in 3Q2026 and 3Q2025:

Oil Revenue (In millions of $)	3Q2026	3Q2025
Colombia	138.8	115.7
Argentina	13.9	—
Ecuador	—	4.7
Brazil	—	0.1
Oil Revenue	152.6	120.6

Sales of purchased crude oil: No sales of purchased crude oil were recorded in 3Q2026 and 3Q2025.

Sales of gas: No gas revenue was recorded in 3Q2026, compared to $3.0 million in 3Q2025, mainly reflecting the divestment of the Manati gas field in Brazil in December 2025.

The table below provides a breakdown of gas revenue in 3Q2026 and 3Q2025:

Gas Revenue (In millions of $)	3Q2026	3Q2025
Argentina	—	—
Brazil	—	3.0
Gas Revenue	—	3.0

Commodity Risk Management Contracts: Commodity risk management contracts, which are designated and qualify as cash flow hedges, amounted to a $36.4 million loss in 3Q2026, compared to a $1.5 million gain in 3Q2025.

In 3Q2026, GeoPark had zero-premium three-way collars covering 20,000 bopd, with purchased puts at an average price of $64.9/bbl, sold puts at $50.8/bbl and sold calls at an average price of $71.1/bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs increased to $57.5 million in 3Q2026 from $33.3 million in 3Q2025, mainly resulting from higher operating costs and higher royalties paid in cash.

The table below provides a breakdown of production and operating costs in 3Q2026 and 3Q2025:

Production and Operating Costs (In millions of $)	3Q2026	3Q2025
Operating costs	(51.1)	(31.4)
Royalties paid in cash	(4.1)	(1.4)
Economic rights paid in cash	(1.4)	(0.4)
Share-based payments	(0.9)	(0.1)
Production and Operating Costs	(57.5)	(33.3)

Consolidated operating costs amounted to $51.1 million in 3Q2026, compared to $31.4 million in 3Q2025.

The table below provides the operating cost on a per boe basis in 3Q2026 and 3Q2025:

Operating Costs (Per boe)[a]	3Q2026	3Q2025
Operating costs per produced boe	(20.7)	(12.5)
Operating costs per sold boe	(25.0)	(15.0)

a)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

Consolidated royalties paid in cash amounted to $4.1 million in 3Q2026, compared to $1.4 million in 3Q2025, mainly resulting from the newly acquired assets in Vaca Muerta, Argentina.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $1.4 million in 3Q2026, compared to $0.4 million in 3Q2025.

No consolidated purchased crude oil charges were recorded in 3Q2026 and 3Q2025, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses decreased to $4.2 million in 3Q2026, compared to $7.2 million in 3Q2025. The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a new commercial arrangement with BP Products North America Inc. from August 2025 to April 2026. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.

Geological & Geophysical Expenses: Consolidated G&G expenses decreased to $1.5 million in 3Q2026, compared to $2.3 million in 3Q2025.

Administrative Expenses: Consolidated G&A decreased to $8.8 million in 3Q2026 compared to $9.8 million in 3Q2025.

Adjusted EBITDA: Consolidated Adjusted EBITDA1 decreased by 36% to $45.8 million in 3Q2026 compared to 3Q2025. On a per boe basis, Adjusted EBITDA decreased to $22.2 per boe in 3Q2026 from $32.6 per boe in 3Q2025.

Adjusted EBITDA (In millions of $)	3Q2026	3Q2025
Colombia	43.7	70.9
Argentina	3.9	(1.1)
Ecuador	(0.0)	1.4
Brazil	(0.3)	1.4
Corporate	(1.5)	(1.2)
Adjusted EBITDA	45.8	71.4

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 3Q2026 and 3Q2025, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Argentina		Ecuador		Brazil		Total[e]
	3Q2026	3Q2025	3Q2026	3Q2025	3Q2026	3Q2025	3Q2026	3Q2025	3Q2026	3Q2025
Production (boepd)	25,865	26,208	2,108	—	—	926	—	1,002	27,973	28,136
Inventories, RIK & Other[a]	(5,358)	(4,598)	(139)	—	—	(95)	—	374	(5,497)	(4,319)
Sales volume (boepd)	20,507	21,610	1,969	—	—	831	—	1,376	22,476	23,817
% Oil	100%	100.0%	100%	—	—	100%	—	1%	100%	94%
($per boe)
Realized oil price	76.5	60.6	76.5	—	—	61.7	—	78.2	76.5	60.6
Realized gas price[b]	—	—	—	—	—	—	—	24.3	—	24.3
Realized commodity risk management contracts	(19.3)	0.7	—	—	—	—	—	—	(17.6)	0.7
Earn-out	(2.9)	(2.4)	—	—	—	—	—	—	(2.7)	(2.3)
Combined Price	54.2	59.0	76.5	—	—	61.7	—	25.0	56.2	57.1
Operating costs of sold volumes[c]	(24.4)	(14.7)	(31.5)	—	—	(29.5)	—	(10.0)	(25.0)	(15.0)
Royalties & economic rights	(2.0)	(0.8)	(9.4)	—	—	—	—	(1.0)	(2.7)	(0.8)
Purchased crude oil[d]	—	—	—	—	—	—	—	—	—	—
Selling & other expenses	(2.0)	(3.3)	(2.6)	—	—	(8.0)	—	—	(2.0)	(3.3)
Operating Netback/boe	25.8	40.0	33.1	—	—	24.1	—	14.0	26.5	38.0
G&A, G&G & other									(4.3)	(5.4)
Adjusted EBITDA/boe									22.2	32.6

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 4,898 bopd and 4,612 bopd in 3Q2026 and 3Q2025, respectively. No royalties were paid in kind in Argentina or Ecuador. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs of sold volumes in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash. Operating cost per sold boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $29.5 million in 3Q2026, compared to $28.7 million in 3Q2025.

Write-off of unsuccessful exploration efforts: No write-off of unsuccessful exploration efforts recorded in 3Q2026, compared to $7.5 million in 3Q2025.

[1]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Other Income (Expenses): Consolidated other expenses amounted to $3.0 million in 3Q2026, compared to $3.9 million expenses in 3Q2025.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $16.9 million in 3Q2026, compared to $11.0 million in 3Q2025.

Foreign Exchange: Net foreign exchange recorded a $0.5 million loss in 3Q2026, compared to $1.5 million loss foreign exchange in 3Q2025.

Income Tax: Income taxes totaled $12.4 million gain in 3Q2026, compared to $4.0 million loss in 3Q2025, mainly resulting by a deferred income tax benefit of $12.0 million in Argentina. This benefit was mainly attributable to inflation adjustments to the tax bases of property, plant and equipment and fluctuations in the Argentine peso against the US dollar.

Net Profit/Loss: Net profit amounted to $6.6 million in 3Q2026, compared to $15.9 million in 3Q2025.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $253.4 million as of September 30, 2026, compared to $100.3 million as of December 31, 2025.

This net increase is explained by the following:

Cash and Cash Equivalents (In millions of $)	9M2026
Cash flows from operating activities	174.7
Cash flows used in investing activities	(164.5)
Cash flows from financing activities	142.9
Currency Translation	(0.1)
Net increase in cash & cash equivalents	153.0

Cash flows from operating activities of $174.7 million included income tax payments of $6.6 million2, among others.

Cash flows from investing activities included capital expenditures of $72.2 million.

Cash flows from financing activities mainly included $107.0 million from the issuance of shares to Grupo Gilinski and $93.0 million from new local debt in Colombia and Argentina, partially offset by $47.7 million related to interest payments and $4.9 million related to cash dividend payments.

2     Includes current income tax payments and $15.1 million of withholding taxes from clients (included within the “Change in working capital” line item of the Statement of Cash Flow).

Financial Debt: Total financial debt net of issuance cost was $640.0 million, corresponding to the 2030 Notes and the 2027 Notes, and a local debt in Colombia. Short-term financial debt was $199.2 million as of September 30, 2026, and corresponds to the 2027 Notes, the short-term local debts in Colombia and Argentina, and accrued interest.

Financial Debt (In millions of $)	September 30, 2026	December 31, 2025
2030 Notes	444.2	454.3
2027 Notes	95.5	96.2
Other local debts	100.3	3.0
Financial debt	640.0	553.5

FINANCIAL RATIOS3

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt (*)	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
3Q2025	570.4	197.0	373.4	1.2x	6.8x
4Q2025	553.5	100.3	453.2	1.6x	5.6x
1Q2026	608.0	274.9	333.1	1.3x	5.2x
2Q2026	634.0	316.3	317.8	1.2x	6.4x
3Q2026	640.0	253.4	386.6	1.6x	5.7x

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

Covenants in the 2030 Notes: The 2030 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this supplement:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Sold Put	Purchased Put	Sold Call	Fixed Price
4Q2026	Zero cost 3-way	Brent	19,000	50.3	64.6	70.9	N/A
4Q2026	Zero cost collar	Brent	6,000	N/A	85.0	105.5	N/A
1Q2027	Zero cost 3-way	Brent	18,000	51.5	65.0	71.2	N/A
1Q2027	Zero cost collar	Brent	3,500	N/A	75.0	91.3	N/A
2Q2027	Zero cost 3-way	Brent	21,000	50.6	67.9	77.3	N/A
3Q2027	Zero cost 3-way	Brent	18,500	50.0	72.7	82.6	N/A
[3]	Based on trailing last twelve-month financial results (“LTM”).

3Q2027	Zero cost collar	Brent	4,500	N/A	73.3	81.9	N/A
4Q2027	Zero cost 3-way	Brent	15,000	50.0	71.9	71.4	N/A
4Q2027	Zero cost collar	Brent	9,500	N/A	72.8	79.4	N/A
1Q2028-4Q2028	Fixed Price	Brent	10,000	N/A	N/A	N/A	71.0
1Q2028	Zero cost collar	Brent	15,000	N/A	70.0	80.8	N/A
2Q2028	Zero cost collar	Brent	12,500	N/A	71.7	78.6	N/A
3Q2028	Zero cost collar	Brent	2,000	N/A	70.0	81.4	N/A

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	3Q2026	3Q2025
(In millions of $)
Sale of crude oil	138.8	115.7
Commodity risk management contracts	(36.4)	1.5
Revenue	102.3	117.2
Production and operating costs[a]	(50.0)	(29.8)
Adjusted EBITDA	43.7	70.9
Capital expenditures	41.7	17.5

Argentina	3Q2026	3Q2025
(In millions of $)
Sale of crude oil	13.9	—
Sale of gas	—	—
Revenue	13.9	—
Production and operating costs[a]	(7.5)	—
Adjusted EBITDA	3.9	(1.1)
Capital expenditures	30.9	—

Ecuador	3Q2026	3Q2025
(In millions of $)
Sale of crude oil	—	4.7
Revenue	—	4.7
Production and operating costs[a]	—	(2.3)
Adjusted EBITDA	(0.0)	1.4

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2026	3Q2025	9M2026	9M2025

REVENUE
Sale of crude oil	152.6	120.6	475.7	371.9
Sale of purchased crude oil	—	—	—	0.4
Sale of gas	—	3.0	0.0	3.7
Commodity risk management contracts	(36.4)	1.5	(87.9)	6.1
TOTAL REVENUE	116.2	125.1	387.9	382.2
Production and operating costs	(57.5)	(33.3)	(148.2)	(101.3)
Geological and geophysical expenses (G&G)	(1.5)	(2.3)	(6.0)	(7.7)
Administrative expenses (G&A)	(8.8)	(9.8)	(27.4)	(28.0)
Selling expenses	(4.2)	(7.2)	(17.4)	(12.4)
Depreciation	(29.5)	(28.7)	(85.5)	(89.7)
Write-off of unsuccessful exploration efforts	—	(7.5)	(3.8)	(13.4)
Impairment	—	—	—	(31.0)
Other	(3.0)	(3.9)	10.9	(8.8)
OPERATING PROFIT	11.6	32.4	110.5	89.9
Financial costs, net	(16.9)	(11.0)	(48.5)	(42.5)
Foreign exchange (loss) gain	(0.5)	(1.5)	(2.9)	(4.8)
PROFIT (LOSS) BEFORE INCOME TAX	(5.8)	19.8	59.1	42.6
Income tax	12.4	(4.0)	(18.3)	(24.0)
PROFIT (LOSS) FOR THE PERIOD	6.6	15.9	40.8	18.6

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	September 30, 2026	December 31, 2025

Non-Current Assets
Property, plant and equipment	862.1	775.7
Other non-current assets	64.1	45.1
Total Non-Current Assets	926.1	820.8

Current Assets
Inventories	9.7	12.4
Trade receivables	61.7	39.1
Other current assets	62.7	67.9
Cash at bank and in hand	253.4	100.3
Total Current Assets	387.5	219.7

Total Assets	1,313.6	1,040.4

Total Equity	312.9	245.8

Non-Current Liabilities
Borrowings	440.8	535.1
Other non-current liabilities	87.8	122.3
Total Non-Current Liabilities	528.6	657.4

Current Liabilities
Borrowings	199.2	18.5
Other current liabilities	272.9	118.8
Total Current Liabilities	472.2	137.2

Total Liabilities	1,000.7	794.7

Total Liabilities and Equity	1,313.6	1,040.4

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2026	3Q2025	9M2026	9M2025

Cash flow from (used in) operating activities	16.3	45.6	174.7	(40.2)
Cash flow (used in) from investing activities	(67.9)	(40.1)	(164.5)	(32.6)
Cash flow from (used in) financing activities	(11.2)	(73.7)	142.9	(7.2)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

9M2026 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	188.2	7.8	(0.1)	(0.8)	(4.9)	190.2
Depreciation	(77.3)	(8.2)	—	—	—	(85.5)
Write-offs	(3.8)	—	—	—	—	(3.8)
Share based payment	(1.6)	(0.3)	—	(0.0)	(3.6)	(5.5)
Lease Accounting - IFRS 16	3.4	0.0	—	—	—	3.5
Others	(3.2)	(1.4)	0.1	0.2	15.8	11.6
OPERATING PROFIT (LOSS)	105.9	(2.1)	0.1	(0.6)	7.3	110.5
Financial costs, net						(48.5)
Foreign exchange charges, net						(2.9)
PROFIT BEFORE INCOME TAX						59.1

9M2025 (In millions of $)	Colombia	Argentina	Ecuador	Brazil	Corporate	Total
Adjusted EBITDA	232.2	(3.2)	6.8	(1.1)	(3.8)	230.9
Depreciation	(84.6)	—	(4.8)	(0.2)	—	(89.7)
Write-offs	(13.4)	—	—	—	—	(13.4)
Impairment	—	—	(31.0)	—	—	(31.0)
Share based payment	(0.6)	(0.1)	(0.0)	(0.0)	(2.6)	(3.3)
Lease Accounting - IFRS 16	3.8	—	0.0	0.7	—	4.5
Others	(2.0)	(1.5)	(0.3)	(0.8)	(3.4)	(8.0)
OPERATING PROFIT (LOSS)	135.3	(4.8)	(29.3)	(1.4)	(9.9)	89.9
Financial costs, net						(42.5)
Foreign exchange charges, net						(4.8)
PROFIT BEFORE INCOME TAX						42.6

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	September 2026	September 2025
Last twelve-month Operating Income	131.1
Total Assets – Period-end	1,313.6	1,007.1
Excess Cash – Period-end	—	(197.0)
Current Liabilities – Period-end	(472.2)	(124.5)
Capital Employed – Period-end	841.5	685.6
Average Capital Employed	763.5
Return on Average Capital Employed	17%

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative expenses

G&G	Geological & geophysical expenses

LTM	Last twelve months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production, investment program, drilling operations, returns-based growth and sustainable value creation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: November 3, 2026